Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: November 25, 2005
PRESS RELEASE — November 23, 2005
All currency figures in US dollars
Barrick’s Offer is the Only Compelling Choice for Placer Dome’s Shareholders
In response to the outstanding offer by Barrick Gold Corporation to acquire the outstanding shares of Placer Dome Inc., the Placer Dome Board of Directors today filed its Directors’ Circular required by applicable securities laws.
     Commenting on Placer Dome’s statements today, Greg Wilkins, Barrick’s President and Chief Executive Officer said: “Having reviewed the Directors’ Circular and listened to the Placer Dome conference call earlier today, there is nothing that would lead us to conclude that there is any additional value in Placer Dome that was not fully understood by us and investors when our offer was announced or that will otherwise affect our offer. We are confident of the success of our bid as our offer represents full and fair value for the Placer Dome shareholders.” Barrick’s offer represents a 27% premium to the average closing price of Placer Dome’s shares in the 10 days prior to the bid announcement or a 24% premium to the closing price on October 28, 2005.
     The combination of Barrick’s offer and separate agreement with Goldcorp Inc. recognizes the proximity of our respective assets and the estimated US$240 million in annual synergies that can be uniquely created and captured. As a Canadian-based company, Barrick’s offer is able to capture tax efficiencies and gain access to Canadian tax cost bump rules. Accordingly, there are no expected tax consequences to Barrick’s proposed sale of assets to Goldcorp.
     Mr. Wilkins noted that, in addition to those advantages, Barrick’s offer is not conditional on Barrick shareholder approval, financing or the completion of due diligence. Barrick advantages (see attached Information Fact Sheet) also include speed and absence of material impediments to closing. For example, Barrick’s offer is not subject to any review under the Investment Canada Act. A foreign bidder would need approval and would have to make commitments to demonstrate that its acquisition of Placer Dome would be of ‘net benefit to Canada’. Mr. Wilkins pointed out that Investment Canada reviews of some foreign takeovers of significant Canadian companies have taken several months and foreign acquirors are often required to provide a wide range of enforceable commitments to obtain approval. “We believe that Industry Canada would undertake a careful and detailed review of any bid for Placer Dome by a foreign entity.”
     “We have met and discussed our offer with a substantial number of Placer Dome’s shareholders and have received enthusiastic support,” said Mr. Wilkins. “In addition to the immediate premium, they are excited at the prospect of further value creation available to them as shareholders of Barrick when the offer is completed. It is clear to us that they understand the benefit of our track record of permitting and building large-scale mines and our low-cost portfolio of quality assets.”
     “Our offer expires on December 20, 2005, unless extended or withdrawn. Barrick expects that the Board of Placer Dome will take the necessary steps to waive the Placer Dome rights plan so that the owners of Placer Dome can realize the investment gains generated through our offer and we can get on with the process of integrating their dedicated employees into our employee group.”

BARRICK GOLD CORPORATION	1	PRESS RELEASE

THE BARRICK ADVANTAGE
EXECUTION
•	Barrick does not require a shareholder vote and can complete this transaction expeditiously.

•	In contrast, a foreign bidder, e.g., one with a primary listing on the NYSE, would likely require a vote by its shareholders in order to issue equity to acquire Placer Dome.

•	As a Multi-Jurisdictional Disclosure System (MJDS) issuer, Barrick’s offer has a term of approximately 40 days and will expire on December 20, 2005, unless extended or withdrawn.

•	Barrick anticipates no delay in its ability to complete the offer associated with an extended review of the transaction by the regulatory authorities in any jurisdiction.
ALL-CANADIAN BID — NO INVESTMENT CANADA APPROVAL
•	A foreign bidder is subject to a review by Industry Canada and would need to demonstrate that its proposed transaction would be of net benefit for Canada.

•	As an all-Canadian transaction, there is no such requirement for Barrick’s bid for Placer Dome.

•	Some reviews of proposed foreign acquisitions of significant Canadian companies have taken several months to complete.
PROPOSED TRANSACTION WITH GOLDCORP RESULTS IN ADDITIONAL SYNERGIES
•	The combination of Barrick’s offer and separate agreement with Goldcorp Inc. recognizes the proximity of our respective assets and the estimated US$240 million in annual synergies that can be uniquely created and captured.

•	The Canadian synergy opportunities that are created through Goldcorp buying Placer Dome’s Canadian assets strengthen the value creation opportunity of this transaction. This is largely due to savings available by combining the adjacent Campbell and Red Lake operations in Ontario.

•	We believe the proposed sale of certain assets to Goldcorp ensures the maximum realization of synergies from the acquisition of Placer Dome’s assets.
CANADIAN BIDDER CAN IMPLEMENT TAX-EFFICIENT ASSET SALES AND RESTRUCTURINGS
•	Barrick as a Canadian bidder can utilize the Canadian tax cost bump rules to achieve tax-efficient sales of Placer Dome assets, such as the sale of Canadian assets to Goldcorp.

•	A foreign bidder or a Canadian bidder smaller than Placer Dome cannot access these rules except in an all-cash bid.

•	Placer Dome has structured its operations to work within the Canadian tax rules. Barrick as a Canadian company is well-positioned to integrate Placer Dome’s existing structure and arrangements in a most tax-efficient fashion.

BARRICK GOLD CORPORATION	2	PRESS RELEASE

•	A foreign bidder may find Placer Dome’s existing arrangements incompatible with the home jurisdiction tax rules and require costly unwinding.
ABILITY TO MANAGE AND REDUCE HEDGE POSITION EFFECTIVELY
•	As at September 30, 2005, Barrick’s hedge position as a percentage of reserves is almost exactly equivalent to Placer Dome’s; Barrick has approximately 14% of reserves hedged as compared with Placer Dome’s 13% (reserves as at December 31, 2004). Excluding the hedges allocated to Pascua-Lama and its associated reserves, Barrick’s hedge percentage drops to 9% of December 31, 2004 reserves (excluding Pascua-Lama reserves). Barrick has previously announced its intention to further reduce its hedge position going forward.

•	Barrick’s hedge mark-to-market position as a percentage of market capitalization is not materially different from Placer Dome’s as of September 30, 2005.

•	Barrick’s plan to reduce its hedge position has been clearly evident since December 31, 2001. Since that date, Barrick has reduced its hedge position by over 11 million ounces or 46% while Placer Dome has increased its hedge position over the same period.
STRONG BALANCE SHEET
•	Barrick’s strong balance sheet enables a strong cash component to the offer for Placer Dome.

•	The combined pipeline of projects can be successfully built on the foundation of strong financial resources — without the issuance of new equity.
THE TRACK RECORD OF BUILDING MINES — THE FACTS SPEAK FOR THEMSELVES
•	Over the past decade, Barrick has aggressively and successfully built nine projects around the world. They include: Lagunas Norte and Pierina in Peru; Veladero in Argentina; Bulyanhulu and Tulawaka in Tanzania; Meikle mine, Goldstrike power plant and roaster facilities in Nevada; and Cowal in Australia (currently under construction).

•	These projects were built on time and created significant value in the process — representing over two million ounces or 40% of Barrick’s 2005 expected production.

•	Over the same period, Placer Dome has built the Turquoise Ridge (Getchell) and Musselwhite mines — which contributed about 320,000 ounces or 9% of their expected production in 2005. To date, its key development projects have not even been permitted.

•	Barrick’s proven track record includes a core competency in permitting, financing, and developing large scale mines and allows it to continue with its pipeline of projects which include: East Archimedes in Nevada, Buzwagi and Kabanga in Tanzania, and Pascua-Lama in Chile/Argentina.

•	Placer Dome’s shareholders will benefit from this track record and management competence.

•	Pascua-Lama is expected to receive its Environmental Impact Study approvals in the first quarter of 2006 and to commence construction later in the year with an average annual production rate of approximately 750,000-775,000 ounces. The mine is expected to commence production in 2009.

•	The estimate in Placer Dome’s Directors’ Circular of Barrick’s 2010 production is misleading and does not fully reflect the potential of future production from Barrick’s quality assets.

BARRICK GOLD CORPORATION	3	PRESS RELEASE

About the Offer
Barrick’s offer was announced on October 31, 2005. Barrick’s take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders’ investment advisers, from RBC Dominion Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s financial advisers or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.
     On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.
Forward-Looking Statements
     Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	4	PRESS RELEASE